July 12, 2005



Mr. P. Mark Stark
Chief Financial Officer
The Exploration Company of Delaware, Inc.
500 North Loop 1604 East, Suite 250
San Antonio, Texas  78232


	Re:	The Exploration Company of Delaware, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 10, 2005
		File No. 0-09120


Dear Mr. Stark:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Physical Properties, page 14

1. Please remove your statement that indicates that your measure
PV
10 Value of Estimated Future Net Revenues was calculated in accordance with SEC requirements.

2. We note your disclosure of PV10 Value here and elsewhere in your document. Please address the following:

* Describe in greater detail, how the measure is calculated.

* Clarify whether or not the information used to calculate this ratio should be derived directly from data determined in accordance with SFAS 69;

* If the ratio does not use data determined in accordance with SFAS
69, please identify the source of the data;

* Indicate whether or not the ratio is a non-GAAP measure, as defined by Item10(e)(2) of Regulation S-K;

* if the ratio is a non-GAAP measure, supplementally explain why it is appropriate to disclose it in Commission filings based on the conditions identified in Item 10(e)(1)(ii) of Regulation S-K; and,

* if you determine that it is appropriate to disclose the non-GAAP measure in Commission filings, provide the disclosure required by
Item 10(e)(1)(i) and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which can be located at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

* Disclose how management uses this measure.

* Disclose the limitations of this measure.
* Indicate whether your measure is comparable to other like measures disclosed by other companies.


Selected Financial Data, page 19

3. Please remove your disclosure of net cash provided by operating activities in your filing. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 20

4. We note your disclosure of your reserve replacement ratio.
Please
expand your disclosure to address each of the following:

* Describe how the ratio is calculated. We would expect the information used to calculate this ratio to be derived directly from the line items disclosed in the estimated proved reserve quantities, as required by paragraph 11 of SFAS 69.

* Identify the status of the proved reserves that are used to determine this ratio (e.g., proved developed vs. proved undeveloped).
Note that this ratio should not be  calculated using:

* non-proved reserve quantities, or,

* proved reserves that include proved reserves from consolidated entities combined with proved reserves attributable to investments accounted for using the equity method.

* Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, the availability of additional development capital and the installation of additional infrastructure.

* Indicate the time horizon of when the reserves are expected to be produced to provide investors a better understanding of when these reserves could ultimately be converted to cash inflows.

* Disclose how management uses this measure.

* Disclose the limitations of this measure

* Indicate whether your measure is comparable to other like measures disclosed by other companies.

Critical Accounting Policies and Estimates, page 29

Successful Efforts Method of Accounting

5. Please clarify your accounting policy for the sale of a partial interest in a proved property. Specifically address paragraph 46 of
SFAS 19 in your response.

Controls and Procedures, page 32

6. You state that there were no "significant changes" in your "internal controls" or in other factors that could "significantly affect" your controls subsequent to the date of their evaluation.
Item 308(c) of Regulation S-K requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange
Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting."
See also paragraph 4(d) of Regulation S-K, Item 601, Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Form 10-Q for the quarter ended March 31, 2005.

7. You state in the first paragraph of your disclosure that there were no "significant material weaknesses" identified in the course of the review and evaluation of your disclosure controls and procedures.
This statement suggests that you did identify material weaknesses but that you did not consider them "significant." Please revise your statement in the first paragraph, if correct, to indicate that there were no material weaknesses identified in the course of such review and evaluation. Additionally, explain to us what you mean by your use of the term "minor weaknesses."

Report of Independent Registered Public Accounting Firm, page F-1

8. We understand that your accountants are registered with the Public
Company Accounting Oversight Board and are therefore required to comply with all its auditing and related professional practice standards. Note that effective for reports issued or reissued on or after May 24, 2004, the accountants` report must refer to the "standards of the Public Company Accounting Oversight Board (United
States)." Please request your accountants to revise the report included in your filing. Refer to PCAOB Release No. 2003-025 and Commission Releases No. 34-49707 and FR-73.

Financial Statements

Consolidated Statements of Operations, page F-4

9. We understand from the disclosures at pages F-8 and F-18 that you
enter into derivative agreements to hedge your exposure to price fluctuations on natural gas and crude oil production. We note that you consider the hedges on a case by case basis to determine the accounting treatment and that to date, you have not elected hedge accounting treatment; therefore, changes in the fair value of the
derivative are recognized currently in earnings.   Please  explain
why you have classified your unrealized gains and losses on derivatives as a component of "Other Income(Expense)" as opposed to a component of "Revenues." Please explain the nature of these transactions and also tell is the impact, if any, that a reclassification of these amounts might have on the financial covenants associated with your debt agreements.

Consolidated Statements of Cash Flows, page F-6

10. Please remove your subtotal Net cash provided by operating activities, before changes in operating assets and liabilities as there is no provision for this presentation in SFAS 95.

Note A - Summary of Significant Accounting Policies, page F-7

Oil and Gas Properties, page F-7

11. We note from your disclosure that you capitalize 3-D seismic costs. Please explain why these are not expensed as incurred as they appear to represent exploration costs. Refer to paragraph 18 of SFAS
19. In your response, quantify the amounts capitalized during each of the financial statement period reported and the total amount capitalized as of each balance sheet date. .

Note L - Oil and Gas Producing Activities and Properties F-18

12. Please revise your disclosure of the standardized measure to remove the subtotal Future net cash inflows before income tax, as this subtotal is not contemplated by SFAS 69.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      	You may contact Regina Balderas, Staff Accountant, at
(202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief
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Mr. P. Mark Stark
The Exploration Company of Delaware, Inc.
July 12, 2005
page 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010